UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Disaffiliation of a First-tier Subsidiary

On January 2, 2023, KB Financial Group Inc. (“KB Financial Group”) disclosed that as a result of the merger between The Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) and KB Life Insurance Co., Ltd. (“KB Life Insurance”), both of which are wholly-owned subsidiaries of KB Financial Group, KB Life Insurance no longer exists as a separate entity, and therefore, disaffiliated from KB Financial Group as a first-tier subsidiary. As a reference, the total number of first-tier subsidiaries of KB Financial Group has changed from 13 to 12.

Following such merger, the surviving entity is Prudential Life Insurance, with KB Life Insurance Co., Ltd. as its new name.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: January 2, 2023	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer